UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AMERICAN MINING CORPORATION

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

66988G101

(CUSIP Number)

Laughlin International, Inc.

2533 North Carson Street

Carson City, Nevada

Telephone (775) 841-7018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13-D

CUSIP No. 66988G101

1.	Names of Reporting Persons		Thomas Mills

2.	Check the appropriate box if a member of a group		(a) ☐
(b) ☐

3.	SEC use only

4.	Source of funds*		PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐

6.	Citizenship or place of organization		Canadian

Number of shares beneficially owned by each reporting person with:

	7.	Sole voting power	20,500,003 (1)

	8.	Shared voting power	0

	9.	Sole dispositive power	20,500,003 (1)

	10.	Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person		20,500,003 (1)

12.	Check box if the aggregate amount in row 11 excludes certain shares		☐

13.	Percent of class represented by amount in row 11		99.1% (2)

14.	Type of reporting person*		IN

(1) Represents common shares issuable upon conversion of $100,000 in debt at the rate of one share for each $0.005 of indebtedness under the terms of the Convertible Note (hereinafter defined).

(2) Calculated based upon 680,202 shares of the Issuer’s common stock outstanding as of July 4, 2013, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarter ended May 31, 2013. Assumes that all debt secured by the Convertible Note beneficially owned by the reporting person are converted and added to the total number of shares of common stock then outstanding.

Explanatory Note:

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on October 12, 2013 (the “Original Schedule 13D”) in respect of the Issuer as set forth herein. This Amendment is being filed by the Reporting Person solely to correct an inadvertent error in the Original Schedule 13D with respect to the number of shares of the Common Stock of which the Reporting Person may be deemed the beneficial owner. The Original Schedule 13D is hereby amended as set forth herein.

Item 5.	Interest in Securities of the Issuer.

Pursuant to Rule 13d-3 under the Act, the Reporting Person may be deemed the beneficial owner of 20,500,003 Shares of Common Stock, composed of 20,000,000 Shares issuable upon conversion under the Convertible Note and 500,003 shares of Common Stock previously acquired by the Reporting Person. The total shares of Common Stock beneficially owned by the Reporting Person would constitute 99.1% of such class of securities. Such percentage is calculated on the basis of 680,202 outstanding shares of Common Stock as at July 4, 2013, as disclosed by the Issuer in a Quarterly Report on Form 10-Q filed with the Commission on July 15, 2013.

The Reporting Person has the sole power to vote or dispose of all of 500,003 shares of Common Stock, but he does not presently have the right to vote or to direct the vote, or to dispose or direct the disposition of any of the 20,000,000 Shares that he may be deemed to beneficially own.

Except as disclosed herein, the Reporting Person does not beneficially own any shares of Common Stock or have the right to acquire any shares of the Common Stock.

In the sixty days prior to October 28, 2013, the Reporting Person did not engage in any transactions involving the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2013

/s/ Thomas Mills

Thomas Mills

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).